Exhibit 21.1

Subsidiaries of Valassis Communications, Inc.

Subsidiary Legal Name	Name Under Which Business is Conducted	State or Country of Incorporation
Valassis Manufacturing Company	Valassis Manufacturing Company	Delaware
Valassis Sales and Marketing Services, Inc.	Valassis Sales and Marketing	Delaware
NCH Marketing Services, Inc.	NCH	Delaware
Promotion Watch, Inc.	Promotion Watch	Delaware
Valassis Relationship Marketing Systems, LLC	VRMS	Delaware
Valassis Data Management, Inc.	Valassis 1 to 1 Solutions	Delaware
Valassis of Canada Co.	Valassis of Canada	Canada
VCI Fulfillment Group	VCI Fulfillment	Mexico
Valassis Direct Mail, Inc.	Valassis Direct Mail	Delaware
Valassis In-Store Solutions, Inc.	Valassis In-Store Solutions	Delaware
Perimeter Marketing Company	RedPlum Perimeter Marketing	Delaware

This list excludes twenty-three subsidiary companies of which thirteen are domestic and ten are foreign.